Cool Company Ltd.: Initiation of Share Repurchase Program London, UK – March 27, 2025 COOL COMPANY LTD SHARE REPURCHASE PROGRAM (NYSE: CLCO / CLCO.OL) – Reference is made to the stock exchange announcement made by Cool Company Ltd (the "Company”) on November 21, 2024 regarding its third quarter 2024 business update and the Board resolution to authorize a share repurchase program (the “program”) to purchase up to $40 million of the Company’s common shares. In order to comply with the EU Market Abuse Regulation, the Company provides the following required information: (i) the Company may repurchase up to 7,000,000 shares for a total amount of up to $40 million during the period from April 1, 2025 until no later than December 31, 2026, and (ii) the purpose of the repurchase program is to reduce the number of the Company’s outstanding shares, while they trade at what the Company believes to be a material discount, thereby delivering returns to its shareholders. The Company has put in place an agreement with DNB Markets, Inc. and DNB Markets, a part of DNB Bank ASA (together, "DNB"), for the repurchase of the Company's shares in open market transactions on the Oslo Stock Exchange (“OSE”) and the New York Stock Exchange (“NYSE”). For non-discretionary purchases in particular, DNB will be provided a 10b5-1 mandate and will make its own trading decisions concerning the timing of such purchases independently of the Company. The Company is not obligated under the program to acquire any particular amount of common shares. The manner, timing, pricing and amount of any repurchases will depend on a number of factors including market conditions, the Company’s financial position and capital requirements, financial conditions, competing uses of cash and other factors. Additional information about CoolCo can be found at www.coolcoltd.com. This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act and the requirements under the EU Market Abuse Regulation. For further information, please contact: c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com Richard Tyrrell - Chief Executive Officer Johannes Boots - Chief Financial Officer Source: Cool Company Ltd.